UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent” or “invoX Pharma”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3 of the Schedule 14D-9 entitled “—Arrangements with Current Executive Officers and Directors of the Company—Parachute Payments—Aggregate Amounts of Potential Compensation” is hereby amended as follows:

The chart and footnotes beginning on page 7 is amended and restated as follows (new language bolded and underlined; deleted language struck through):

Name (1)	Closing and Retention Bonus, and Buyer Equity (2)(3)(4)	Notice Pay and Pro Rata Bonus (5)	Cash Severance (6)	ProRated Annual Bonus (6)	Perquisites and Benefits (6)	Equity (7)	Total
Eliot Forster, Ph.D.	—	$458,157	$610,875	$305,438	—	$2,255,155	$3,629,625
Darlene Deptula-Hicks	—	—	$134,630	$250,675~~221,513~~	—	$453,180	$838,485~~809,323~~
Louis Kayitalire, M.D.	$289,125~~—~~	—	$436,652	$116,280	$49,298	$472,780	$1,364,135~~1,075,010~~
Neil Brewis, Ph.D., DSc.	$1,561,683	—	$518,600	—	—	$974,866	$3,055,149

(1)

Dr. Forster and Dr. Brewis are employed in the United Kingdom and Dr. Kayitalire is employed in France. Compensation amounts for Dr. Forster and Dr. Brewis denominated in Great British Pounds are converted in the table above and corresponding footnotes into U.S. Dollars based on the 2022 average exchange rate of 1.2965 as of July 6, 2022. Compensation amounts for Dr. Kayitalire denominated in Euros are converted in the table above into US dollars based on the 2022 average exchange rate of 1.0931 as of July 6, 2022.

(2)

On June 22, 2022, Dr. Brewis, F-star Therapeutics, Ltd. and Parent entered into a variance of Dr. Brewis’s current employment agreement (the “Variance”), which will become effective on the Effective Date. Pursuant to the Variance, Dr. Brewis will receive a bonus of $32,413.00 on the closing of the Merger, which bonus will be subject to repayment if Dr. Brewis resigns voluntarily or his employment terminates with cause prior to December 31, 2023. On July 25, 2022, Mr. Kayitalire and invoX Pharma entered into an agreement providing him with a one-time cash payment equal to $289,125, payable in two installments, with the first payable on or as soon as reasonably practicable following the first anniversary of the Closing and the second on or about the 18-month anniversary of the Closing. Payment of each installment is subject to and conditional on Dr. Kayitalire remaining employed by the Company (and not having given or received notice of termination for any reason) at each of the applicable payment dates. The foregoing is reflected in the table above. For further information about arrangement between invoX Pharma and Dr. Kayitalire, see the section entitled “—Arrangements with Current Executive Officers and Directors of the Company—Employment Arrangements with Named Executive Officers”.

(3)

Pursuant to the Variance, Dr. Brewis will be eligible for two retention bonuses. The first will equal $777,900 and will be paid to Dr. Brewis provided he continues to be employed through December 31, 2024. The second will equal $518,000 and will be payable in two equal installments on each of December 31, 2023 and December 31, 2024, subject to Dr. Brewis remaining employed through each such date and his achievement of performance metrics that will be determined following the closing.

(4)	Pursuant to the Variance, Dr. Brewis will be eligible to receive an annual equity award in Parent common stock equal to 45% of his salary, which for 2023, will be equal to $233,370.
(5)

June 22, 2022, Dr. Forster, F-star Therapeutics, Ltd and Parent entered into the Transition Services Agreement and Settlement Agreement (collectively, the “CEO Agreements”). Under the CEO Agreements and the Variance, each of Dr. Forster and Dr. Brewis are entitled to 6 months’ notice of any termination of their employment without cause. In addition, Dr. Forster will receive a prorated bonus for his six month notice period, which bonus is targeted at 50% of his base salary.

(6)

Under the CEO Agreements, Dr. Forster will be eligible to receive severance equal to 12 months of his current base salary, plus a bonus calculated at 50% of his bonus target for the year of such severance. On July 25, 2022, Ms. Deptula-Hicks and invoX Pharma entered into a letter agreement solely to provide her, in the event the Merger is consummated and her services are thereafter terminated prior to the date on which the Company pays bonuses for the 2022 performance year to its other similarly situated executives, invoX Pharma will pay or will cause the Company to pay a one-time cash payment for the 2022 performance year in an amount up to a maximum of $250,675, which amount will be prorated for the period between January 1, 2022 and the date of the termination of her employment, including the 90-day period following notice of her termination. ~~The Company plans to enter into an amendment to Ms. Deptula-Hicks’s consulting agreement, subject to invoX Pharma’s consent pursuant to the Merger Agreement and any required approval from the Company’s Compensation Committee, solely to add a cash severance amount equal to the value of a prorated bonus for the portion of the 2022 performance year that she remains employed with F-star, including the 90-day period following notice of her termination, capped at 40% of her actual pay for the last twelve months prior to June 22, 2022, subject to her execution and non-revocation of a release of claims.~~ Dr. Kayitalire is eligible to receive a severance payment equal to 12 months of his current base salary, plus a prorated bonus calculated at three fourths (3/4ths) of his 40% target bonus for 2022. In addition, Dr. Kayitalire is eligible for a pension contribution under France’s pension scheme equal to 8% of his severance compensation, plus reimbursement for his supplemental health insurance for 12 months, an amount equal to $5,063. The foregoing is reflected in the table above. For further information about arrangement between invoX Pharma and each of Ms. Deptula-Hicks and Dr. Kayitalire, see the section entitled “—Arrangements with Current Executive Officers and Directors of the Company—Employment Arrangements with Named Executive Officers”.

(7)

Under the 2019 Plan and 2015 Plan, all outstanding unvested Company Stock Option and outstanding RSUs will be fully-vested on the Effective Date. The figures represent the full value of the vesting equity awards, assuming the participants receive a per share purchase price of $7.12 per share.

The subsection of Item 3 of the Schedule 14D-9 entitled “—Arrangements with Current Executive Officers and Directors of the Company—Severance Payments and Change of Control Arrangements” is hereby amended as follows:

On page 12, the third and fourth bullet points below the first paragraph are amended and restated as follows (new language bolded and underlined):

•

For Dr. Kayitalire, a severance payment of 12 months base pay, a pro-rated bonus payment and fully accelerated vesting of Company Stock Options and RSUs upon qualifying termination of employment by the Company, the Surviving Corporation or Parent or “mutual termination” within 12 months following a Change of Control. See also the descriptions of the agreement entered into between invoX Pharma and Dr. Kayitalire under the section entitled “—Arrangements with Current Executive Officers and Directors of the Company—Employment Arrangements with Named Executive Officers”.

•

For Ms. Deptula-Hicks, 90 days’ notice upon termination and fully accelerated vesting of Company Stock Options and RSUs upon a Change of Control and qualifying termination of service by the Company or by Ms. Deptula-Hicks for “good reason.” See also the descriptions of the agreement entered into between invoX Pharma and Ms. Deptula-Hicks under the section entitled “—Arrangements with Current Executive Officers and Directors of the Company—Employment Arrangements with Named Executive Officers”.

The subsection of Item 3 of the Schedule 14D-9 entitled “—Arrangements with Current Executive Officers and Directors of the Company—Employment Arrangements with Named Executive Officers” is hereby amended by adding the following two paragraphs:

“On July 25, 2022, Ms. Deptula-Hicks and invoX Pharma entered into a letter agreement solely to provide her, in the event the Merger is consummated and her services are thereafter terminated prior to the date on which the Company pays its other similarly situated executives, invoX Pharma will pay or will cause the Company to pay a one-time cash payment for the 2022 performance year in an amount up to a maximum of $250,675, which amount will be prorated for the period between January 1, 2022 and the date of the termination of her employment (inclusive of the three month notice period under Ms. Deptula-Hicks’ Consulting Agreement). This cash severance payment is subject to Ms. Deptula-Hicks executing a customary release of claims. The foregoing is in lieu of the Company and Ms. Deptula-Hicks entering into any such arrangement to add a cash severance benefit, and is in addition to the change-in-control benefits she is entitled to receive based on her pre-existing contractual arrangements with the Company, as previously disclosed herein.

On July 25, 2022, Dr. Kayitalire and invoX Pharma entered into an agreement providing him with a one-time cash payment equal to $289,125 payable in two installments, with the first payable on or as soon as reasonably practicable following the first anniversary of the Closing and the second on or about the 18-month anniversary of the Closing. Payment of each installment will be subject to and conditional on Dr. Kayitalire remaining employed by the Company (and not having given or received notice of termination for any reason) at each of the applicable payment dates. The foregoing is in additional to the change-in-control benefits he is entitled to receive based on his pre-existing contractual arrangements with the Company, as previously disclosed herein.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection entitled “—Regulatory Approvals—Antitrust Compliance” beginning on page 48 is hereby amended by adding the following new paragraphs at the end of such subsection:

“At 11:59 p.m., Eastern Time, on July 22, 2022 the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the portion of the conditions to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, Purchaser, Guarantor, the Company or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. While the Company believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

The second paragraph of the subsection entitled “—Regulatory Approvals—Foreign Investment in the United States” beginning on page 49 is hereby amended and restated as follows (new language bolded and underlined; deleted language struck through):

“Pursuant to the Merger Agreement, the parties ~~currently plan to file~~ filed a joint voluntary notice with CFIUS ~~on or before July 7, 2022~~. CFIUS is expected to begin its 45-day review period, during which CFIUS will review the national security implications of the transaction. While we believe that the consummation of the Offer will not be prohibited by CFIUS, there can be no assurance that the Offer and the Merger will not be challenged by CFIUS or as to the outcome of any such challenge by CFIUS. Pursuant to the terms of the Merger Agreement, if any such action is commenced by the CFIUS or any other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.”

The second paragraph of the subsection entitled “—Regulatory Approvals—National Security and Investment Act” beginning on page 49 is hereby amended and restated as follows (new language bolded and underlined; deleted language struck through):

“Pursuant to the Merger Agreement, ~~the parties have~~ invoX Pharma filed a voluntary notification with ISU on July 4, 2022. The ISU accepted the notification on July 6, 2022. In the event the ISU requests updates to such draft notification, the parties will promptly, but in no event later than five business days after receipt of such request, make appropriate ~~updates to the draft notification~~ further submissions or responses to inquiries and resubmit such update draft to the ISU. While we believe that the consummation of the Offer will not be prohibited by the ISU, there can be no assurance that the Offer and the Merger will not be challenged by the ISU or as to the outcome of any such challenge by such governmental body. Pursuant to the terms of the Merger Agreement, if any such action is commenced by the ISU or any other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.”

The subsection entitled “—Certain Litigation” beginning on page 50 is hereby deleted and replaced with the following paragraphs:

“On July 12, July 18, July 20, and July 22, 2022, four purported stockholders of the Company filed separate lawsuits against the Company and certain of its current and former directors and officers in the federal district court for the Southern District of New York, captioned Mark Diebolt v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-05941 (the “Diebolt Complaint”), Amber Johnson v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-06103 (the “Johnson Complaint”), and Jacob Wheeler v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-00950 (the “Wheeler Complaint”), Sam Carlisle v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-06253 (the “Carlisle Complaint,” and together with the Diebolt Complaint, Johnson Complaint, and Wheeler Complaint, the “Complaints”), respectively. Each complaint alleges violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14d-9 promulgated thereunder and Section 20(a) of the Exchange Act. Both lawsuits allege that the Schedule 14D-9 Solicitation / Recommendation Statement filed by the Company on July 7, 2022 is materially incomplete and misleading and seek to enjoin the tender offer until the purported deficiencies in the 14D-9 are corrected, or alternatively, monetary damages if the tender offer is consummated. The plaintiffs also seek fees and costs incurred in bringing the Complaints. The defendants believe the claims asserted in the Complaints are without merit.

The Company has also received demand letters from seven purported shareholders separately (collectively, the “Demand Letters”) requesting that the Company provide additional disclosures in connection with the Merger.

The Company and the defendants named in the Complaints and the Demand Letters believe that the claims asserted in the Complaints and the Demand Letters are without merit.

Additional lawsuits arising out of or relating to the tender offer may be filed and other demand letters may be received in the future. If additional similar complaints are filed or demand letters are received, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

A new subsection entitled “—Takeda License Agreement” shall be added on page 50 under the section entitled “—Certain Litigation” with the following paragraphs:

“Takeda License Agreement

On July 20, 2022, the Company announced that it has entered into a license agreement with Takeda Pharmaceuticals, USA, Inc. (“Takeda”). Under the terms of the agreement, the Company will grant Takeda a worldwide, exclusive royalty-bearing license to research, develop, and commercialize a bispecific antibody against an immuno-oncology target using the Company’s proprietary Fcab™ and mAb2™ platforms. Takeda will be responsible for all research, development, and commercialization activities under the agreement. F-star will receive an upfront license fee of $1 million. F-star is also eligible to receive future development and commercialization milestone payments up to approximately $40 million over the course of the agreement if all milestones are achieved, plus single-digit percentage royalties on annual net sales.”

Item 9. Exhibits.

The subsection of Item 9 of the Schedule 14D-9 entitled “Exhibits” is hereby amended as follows:

Item 9 of the Schedule 14D-9 is hereby amended by adding exhibits (a)(5)(J), (a)(5)(K), (e)(14) and (e)(15):

(a)(5)(J)*	Form of Letter to Certain of the Holders of EMI Options Granted under the F-Star Therapeutics, Inc. 2019 Equity Incentive Plan.

(a)(5)(K)*	Form of Instruction for Exercise of EMI Options granted under the F-star Therapeutics, Inc. 2019 Equity Incentive Plan and Sale of EMI Option Shares.

(a)(5)(L)*	Form of Company Email to EMI Optionholders.

(e)(14)*	Letter Agreement by and between invoX Pharma and Darlene Deptula-Hicks, dated July 25, 2022.

(e)(15)*	Letter Agreement by and between invoX Pharma and Louis Kayitalire, dated July 25, 2022.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Eliot Forster, Ph.D.
Name: Eliot Forster, Ph.D.
Title: President and Chief Executive Officer

Dated: July 25, 2022